Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 9 DATED OCTOBER 12, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc., dated April 30, 2010 (the “Prospectus”), Supplement No. 7 dated September 1, 2010, and Supplement No. 8 dated September 27, 2010.  Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding distributions recently declared;
B.	To describe the completion of the acquisition of Hock Plaza and
C.	To update disclosures in the section of the Prospectus entitled “Plan of Distribution”.

A.	Distributions Declared

With the authorization of our board of directors, we have declared distributions for the months of October through December 2010. These distributions will be calculated based on stockholders of record each day from October through December 2010 in an amount equal to $0.00191781 per share, per day. Distributions for the months of October through December will be paid on the first business day following the completion of each month to which they relate. All distributions will be paid in cash or reinvested in stock for those participating in our dividend reinvestment plan.

B.	Acquisition of Hock Plaza

On September 8, 2010, a wholly-owned subsidiary of the Operating Partnership, which is a subsidiary of Hines Global, acquired Hock Plaza.  The net purchase price for Hock Plaza was $97.9 million, exclusive of transaction costs, financing fees and working capital reserves.  The estimated going-in capitalization rate for Hock Plaza is approximately 7.2%.  The estimated going-in capitalization rate is determined by dividing the projected net operating income (“NOI”) for the first fiscal year by the net purchase price (excluding closing costs and taxes).  NOI includes all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees).  The projected NOI includes assumptions which may not be indicative of the actual future performance of the property, including the assumption that in-place tenants will continue to perform under their lease agreements during the next 12 months. Further details of Hock Plaza are disclosed in Supplement No. 7 dated September 1, 2010.

C.	Updates to the Plan of Distribution Section

On September 28, 2010, Hines Global, the Dealer Manager, the Advisor and Securities America, Inc., (“Securities America”) entered into a selected dealer agreement pursuant to which Securities America will act as a selected dealer to solicit, on a best efforts basis, subscriptions for shares of common stock in connection with our initial public offering. As a result, the following disclosure is hereby added after the third paragraph on page 139 of the Prospectus:

We entered into an agreement with our Dealer Manager, our Advisor and Securities America, Inc. (“Securities America”), pursuant to which Securities America was appointed as a participating broker dealer in this offering. Subject to certain limitations set forth in the selected dealer agreement with Securities America, we, our Dealer Manager and our Advisor, jointly and severally, agreed to indemnify, defend and hold harmless Securities America and each person, if any, who controls Securities America within the meaning of the Securities Act of 1933, as amended, against losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements, or omissions or alleged omissions of material fact made in connection with the offering or in certain filings with the Securities and Exchange Commission and certain other public statements, or the breach by us, our Dealer Manager or our Advisor or any employee or agent acting on our or their behalf, of any of the representations, warranties, covenants, terms and conditions of the selected dealer agreement with Securities America. In addition, Hines separately agreed to provide a limited indemnification to Securities America of these matters on a joint and several basis with the other entities and we have agreed to indemnify and reimburse Hines for any amounts Hines is required to pay pursuant to this indemnification.  Please see “Conflicts of Interest.”